**EXHIBIT B**

**BUSINESS AND BUSINESS PLAN**

# Springer Collections

# Business Plan

November 2019



Springer Collections

876 E 7th Street

St Paul, MN  55106

651.772.3456

www.springercollections.net

Tim Murray, CEO

612.251.6150

tim@certusadvice.com

Disclaimer: The material contained in this document is for informational purposes only. Nothing in this document constitutes or forms a part of any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, any securities, nor should it or any part of it form the basis of, or be relied upon in any connection with any contract or commitment whatsoever. The material is not to be construed as an offer or a recommendation to buy or sell a security. The information contained in this document is accurate as of the dates expressly stated herein, and no implication is being made that there has been no change in such information subsequent to such dates.

# Table of Contents

# Executive Summary

Established in 1917, Springer Collections is reinventing the $50 billion debt segment of the FINTECH industry by introducing a consumer-centric, web-based debt collection model.

The debt collection industry is mired in an antiquated business model based on consumer intimidation and strong arm tactics. Springer is bringing proven, web-based innovations such as crowd sourcing, debt controls via the cloud, and an incentive based system that rewards consumers handsomely for making progress on their debt. This consumer-centric, web-based, digital solution stands in stark contrast to the analog, historical, harassment approach employed for hundreds, if not thousands of years.— an approach banks and brands have long attempted to distance themselves from while still needing to collect on bad debt.

| Springer Collections | tment Opportunity |
|---|---|
| 5 yr Avg Annual Revenue | $2 million |
| Operating Margin | 10% |
| Equity Offered | $775,000 |
| Percent of Company | 62% |
| Post-Money Valuation | $1.25 million |
| Debt option | 10% |
| Dividend on stock | 10% |
| Easy exit via pre-set | Stock Buy-back Program |

Uber created a consumer-centric system for the historically grimy taxi industry, AirBnB for rentals, and now Springer for debt collections. Springer's business plan is squarely aimed at dramatically improving the traditional 17¢ on the dollar collection ratio. Positive rewards that motivate consumers to engage versus hang up the phone (and eventually click on the link) is the key. (*Note: The debt collection industry is currently prohibited from communicating with consumers electronically, and legislation and regulatory changes are expected soon*). Example: this month, the FCC began limiting (and we believe eventually ban) phone calls to consumers. Springer is building a web-based system designed to engage consumers electronically. When the phone goes dead as a collection device, the industry will have to move online or collapse. Springer is leading the way with an industry-disruptive solution: incentivize the collectible consumer to proactively drive down their debt. Success in flipping the debt collection model would result in Springer becoming as potent acquisition target, roll up model or an essential "mend" strategy solution.

## The Problem
The historical strong arm threat-based tactics are not working anymore. Yields on debt collection have dropped from $.30 to $.17 on the dollar over the past 20 years. Consumers are simply not answering their phone, driving up costs for debt collection firms. Across the country, consumer complaints are up, with debt collectors leading in virtually all states as THE NUMBER 1 category of consumer complaints.

## The Solution-Existing Business w/ Disruptive Cash Flow Model
Springer is a historically profitable business, with proven marketplace acceptance that will be a FIRST MOVER through innovation and technology.

Springer offers the right investor a proven management team, combined with proprietary algorithms, AI, and predictive analytics.

- Investment "safety net". Core business has current value of $ 500k (standing offer)
- Dividend cash flow exceeding 10% per year
- Stock buy-back at pre-set levels for easy, fast exit

*(Note: Equity Investment for Accredited Investors will end October 31, 2019, followed by a Crowd Funding offering)*

## II. Company Description

1.  Company mission statement

    Springer Collections will disrupt the $10B debt collections industry by pivoting the industry to a consumer-centric model and proving that the "carrot" is more effective than the "stick".

2.  Company philosophy

    a.  Springer will treat our debtors like we treat each other: with dignity and respect.
    b.  Springer will deliver a superior return to our investors
    c.  Springer employees will create a culture where we have fun while doing the next right thing.

3.  Company goals

    Short-term (2019)
    a)  Complete Capital Raise of $775k
    b)  Stabilize business ($100k EBITDA)
    c)  Build Test Platform
    2020
    a)  Legacy Business:
        $ 2.0 million revenue
        $ 200K EBITDA
        20% recovery of client debt

    b)  Implement Test Model
        Test Incentives
        Find traction that beats Legacy model

4.  Target market
    Legacy business will continue to serve its 100+ clients and effectively collect on the $32+ million portfolio of collectable debt

        •   $6 million of "fresh" debt (< 12 months old)

- $26 million portfolio debt (365 days – 6 years and 364 days old)

Test Model will use big data and predictive analytics from industry and Springer databases to develop a model that will combine incentives and profiles to secure collection rates measurably higher than 2019 industry average of 17%.

5. Industry
The Federal Reserve listed the outstanding consumer debt of Americans at a little over $4 trillion at the end of 2018. Of this, nearly $51 billion is written down and sent out for collection each year, with $10.2 billion collected in 2018 (roughly 20%). Some 30-million Americans, roughly 10% of the US population, has debt in this collection process. The consumer credit collection industry is massive, highly fractured, antiquated and still doing business utilizing the same old strong arm, analog tactics (phone threats, lawsuits, and personal intimidation) that it has relied on for hundreds, if not thousands, of years — making it THE prime remaining industry target for digital disruption and the potentially eye-popping investor gains that go along with those kind of results.

There are 4,100 debt collection agencies in the United States, employing nearly 450,000 people, and the industry expects to grow by as much as 26 percent over the next three years. The industry averages about 20 percent recovery on delinquent debt. The primary competitors for the business are the following: In Minnesota, there are approximately 500 debt collection agencies.

6. Legal structure
    a. The business is a C-Corp

7. Capital Request
The company is seeking capital through the following methods:

    a. Friends & Family
    b. Accredited Investors
    c. Crowd Funding

8. Exit
    a) If the Test business model is successful, we will seek guidance from the shareholders. Our choices will be to sell the intellectual property, or raise additional capital at a much higher price per share allowing investors to get out if they want
    b) If the Test business model fails to outperform the Legacy (current) business model, the company has a standing offer to purchase the assets for 1x net revenue (current standing offer is $450,000) allowing for investors to receive a significant portion of their investment returned, possibly more based on the performance of the base case business (in concept, if the Test model fails, that means the analog Legacy model is still working, meaning that Springer will have a profitable base business to sell for much more than the current pre-money valuation of $450,000.

# III. Products & Services

The Company plans to manage two platforms:

- Legacy
- Test

The Legacy platform will continue to operate Springer Collections using current methods and processes. This platform will be managed by the previous owner, Mr. Brad Cohen. (see Management Team for more information).

This platform will provide financial stability and a baseline for the Test team to outperform.

The Test Platform will be managed by Tim Murray, with strong support from John Kauffman and Jay Tetzloff (see Management Team for more information). The Test Platform will operate under the following assumptions and guidelines:

- The debt collection industry is antiquated, still doing business using the same old strong arm, analog tactics its used for hundreds, if not thousands, of years
- The industry is ripe for a digital disruption
- Several government agencies seek to limit the use of phone calling for the debt collection industry
- The greatest advantage offered by internet technology is the automation of systematic processes, tracking and communications. Amazon did it in retail sales. Google has done it with advertising. Uber with taxis. Springer will do it in debt.
- Historically, debt collection has been chaotic, mainly manual, and has lacked a central repository for results, making progress impossible to track.
- We will build a consumer-centric model, put it all on the web, in the Cloud. Here debt can be verified, communications tracked, progress noted, incentives delivered automatically and a community built utilizing all the modern, well established social and technology levers the internet provides.
- Consumer advocates and regulators will love us because we are eliminating the root cause for all the problems: THE NASTY DEBT COLLECTOR, and replacing them with tools and incentives to make their own decisions, decide how much and how fast to impact their own credit rating, with full optics into their own credit bureau reports as often as they want.

- Long term, this could become a platform for a national clearing house/exchange for debt trades (think NASDAQ or Vantiv for debt).

# IV. Relocation

The Company is planning to relocate during 4Q. The current location, while housing the business since 1917, has become dilapidated and sub-par for office space.

Our real estate footprint will support our A-B test approach to proving our premise that the "carrot" will outperform the "stick":

Our plan is to rent two adjoining suites:
- Suite A (STICK) where the legacy business can be isolated, and provide cash flow to fund Suite B
- Suite B (CARROT) where the test platform will be built and tested. Suite B will utilize the infrastructure of Suite A to eliminate duplication.

The Company is working with Ms. Angela Riffe, Senior Project Manager with the City of St. Paul Department of Planning and Economic Development to secure funding to pay for the relocation, tenant improvements, and first two years of rent. This subsidy will come in the form of a forgivable loan, $10,000 for each new job created. A minimum of 4 new jobs are expected to be created in the subsequent 12 months: 2 jobs in the Legacy business, and 2 jobs (initially) in the Test Platform.

Estimated cost of each suite will be $980/month, including CAM, in new office space at 713 Minnehaha Ave. (The Old Hamms Brewery warehouse).



Suite A

Suite B

Legacy Business

Test Platform

## V. Understanding the Consumer and The Debt Collection Process

The Company has developed several proprietary approaches to collecting debt that has allowed its owner to experience high profitability per collector.

Embedded in this proprietary approach are components of the future model (a consumer-centric model) which is why this company was selected by the new owner and management team to buy, invest, and grow.

Management has interviewed over ten (10) leaders in the debt collection industry, ranging from local CEOs to national leaders working in Washington DC. The consistent themes among these leaders confirm management's belief the industry is ripe for disruption. Those themes are:

- Given that over one billion phone calls are made by debt collectors, the number of real complaints as a percentage of the volume is "not really that bad"
- Consumers are whiners, and those who borrowed money, or received service *need to pay*!
- We need the phone to do our job. If the FCC cuts off our access to make phone calls to collect debts, we will lose our leverage and ability to "motivate" people to pay their debts

If the medical industry took the same approach, we'd be asked to accept a level of failed surgeries, bad drugs, deaths, and injuries. This is not acceptable. Imagine if the banking industry asked us to accept the reality that it processes billions of dollars A DAY, and golly gosh, we can't make sure that every dollar is correctly deposited into every account accurately. This is preposterous and as a result The Company will adopt the medical and financial services operational performance standards of "perfection out the door".

What will the Industry do if Phone Calling Goes Away?

**Here is a recent internal communication to the debt collection industry leaders from a lobbying firm:**

*Plans announced on May 15 (2019) by the FCC to empower voice service providers to offer more aggressive call-blocking programs could create significant problems for creditors and debt collectors. In addition to allowing providers to block unwanted calls by default, the FCC plans to allow providers to offer opt-in blocking in which a consumer can elect to block calls from __any__ numbers that are not on the consumer's own contact list. Such opt-in blocking could result in the blocking of legitimate communication attempts, such as collection calls from creditors or debt collectors.*

*The FCC's press release and fact sheet indicate that FCC Chairman Pai has circulated a declaratory ruling that would allow voice service providers to start offering default call-blocking programs. While many providers currently offer blocking programs, they do so only on an opt-in basis. The default programs can be "based on any* *reasonable analytics designed to identify unwanted calls and will have flexibility on how to dispose of those calls, such as sending straight to voicemail, alerting the consumer of a robocall, or blocking the call altogether." The FCC ruling would allow consumers to opt out of default call blocking and would provide that call blocking should not interfere with emergency communications.*

*In addition to allowing default blocking, the declaratory ruling would allow providers to offer opt-in blocking tools based on consumers' contact lists or other "white list" options. According to the fact sheet, the ruling "makes clear that carriers can permit consumers to use their own contact lists as a 'white list,' blocking calls not included on that list. The white list could be updated automatically as consumers add and remove contacts from their smartphones."*

*According to the FCC's press release, the draft declaratory ruling is accompanied by a draft notice of proposed rulemaking that would provide a safe harbor for providers that implement network-wide blocking of calls that fail caller authentication under the "SHAKEN/STIR framework" once it is implemented. SHAKEN is an acronym for "Signature-based Handling of Asserted Information Using toKENS" and STIR is an acronym for the "Secure Telephone Identify Revisited" standards. Under the framework, "calls traveling through interconnected phone networks would have their caller ID 'signed' as legitimate by originating carriers and validated by other carriers before reaching consumers." In other words, "SHAKEN/STIR digitally validates the handoff of phone calls passing through the complex web of networks, allowing the phone company of the consumer receiving the call the verify that a call is from the person making it."*

Most notably is the closing paragraph:

*The concern is a real one. As phone companies implement more aggressive technologies to combat the <u>scourge of robocall scams</u>, it's conceivable that some legitimate phone calls will get caught up in the net. As such, ACA International is warning the FCC not to throw the baby out with the bathwater.*

*At the same time, it's hard to muster much sympathy for this particular baby. Debt collectors are notorious for <u>strong-arm tactics</u>, <u>outright threats</u>, and <u>fraud</u>. And debt-collection agencies have proven, time and again, that they can't police their own behavior. According to the FTC, debt collectors <u>generate more complaints</u> than any other industry.*

Our model is not dependent on the phone, and The Company believes that within 24-36 months, phone calling, as it is used today, will be blocked by most consumers or cell phone carriers, and select email and texting protocols will be permitted.

Who will be ready for this shift to electronic only communications? Who will "crack the code" on how to create the necessary incentive to have the consumer to engage with the electronic communication?

*The company believes that with sufficient funding, it can crack this code and emerge with a consumer-centric model that will dominate in the "post-phone" debt collection era, creating a buying frenzy for the business or its intellectual property.*

The following interactive map provides detailed analysis of by county, by debt type, and by demographics for the USA:

https://apps.urban.org/features/debt-interactive-map/?type=medical&variable=perc_debt_collect

According to 2018 data from the US Census Bureau, 252 million adults (ages 18 and older) live in the US. The Consumer Financial Protection Bureau finds about 28 million, or 11 percent, are "credit invisible," meaning they lack a score from a major credit bureau, so they don't use financial tools like credit cards or have a mortgage.

But most American adults—224 million, or 89 percent—have a credit file. Using a random sample of credit file holders, it is estimated that 31.6 percent of them, or 71 million US adults, have debt in collections reported in their credit files.

Where do these people live?

Adults with debt in collections are concentrated in the South. The states with the highest share of residents with debt in collections are Louisiana (46 percent), Texas (44 percent), South Carolina (43 percent), and West Virginia (42 percent).

Huge Market and Growing

1. Debt Collection Industry Statistics

In 2010, U.S. businesses placed $150 billion in debt with collection agencies, and agencies were able to collect just $40 billion of that total. On delinquent debt, the industry averages a 20% collection rate, a decrease from 30% a few decades ago.

According to the Bureau of Labor Statistics Occupational Outlook Handbook, there are about 305,700 jobs for bill and account collectors as of 2016. However, the industry is expected to experience a decline of about 3% between 2016 and 2026, with a loss of about 9,100 jobs. The reason for this decline, however, isn't due to a decreased need for collections activity, but due to the automation of collections work.

The debt collection industry makes more than one billion consumer contacts annually (as of 2013), and more than 30 million debts are in collections annually. ACA International states that, "Data from the Federal Reserve Bank of New York indicates only about 14% of consumers had debt in collections in 2015. Furthermore, prior research has found that between 90 and 95% of all outstanding consumer debt is paid on time and in compliance with the consumers' contractual obligations (DBA International, 2014; Zywicki, 2015)."

There was about $3.5 trillion in total outstanding consumer credit as of October 2015. In the U.S. household participation in the major consumer credit markets is approximately:

- Credit Cards: 70%
- Mortgages: 45%
- Auto Loans: 30%
- Student Loans: 19%



According to data from the Federal Reserve Bank of New York, the percentage of the total debt balance in default or delinquent by 90 days or more as of Q3 2015, by loan type, includes:

- Mortgages: 2.3%
- Student Loans: 11.6%

- Auto Loans: 3.4%
- Credit Cards: Approximately 8%

A report from the Federal Reserve Bank of New York states, “As of March 31, 4.6 percent of outstanding debt was in some stage of delinquency. Of the $623 billion of debt that is delinquent, $417 billion is seriously delinquent (at least 90 days late or “severely derogatory”).”

2. The Role of Debt Collection and Third-Party Debt Collection Services

According to ACA International, “As of the third quarter of 2015, there was $12.07 trillion in outstanding consumer debt; $672 billion of that debt is at some stage of delinquency (FRBNY, 2015).” While most industries enlist third-party debt collection agencies to collect delinquent debt to some extent, some industries rely more heavily on third-party services than others.

**Figure 1. Percentage of Debt Collected through Third-Party Collections by Industry in 2013**


Financial Services
12.9%
Student Loan
25.2%
Government
10.1%
Retail: 3.1%
Telecom: 3.2%
Utility: 2.2%
Mortgage: 2%
Other: 4.7%
Health Care
37.9%

Source: ACA International, 2014

*Graphic via ACA International*

According to the ACA, data from 2013 reveals the portion of debt collection activities industries outsource to third-party debt collection agencies:

- Healthcare: 37.9%
- Student Loans: 25.2%
- Financial Services: 12.9%
- Government: 10.1%
- Retail: 3.1%
- Telecom: 3.2%

- Utility: 2.2%
- Mortgage: 2.0%
- Other: 4.7%

Total debt returned to creditors in 2013 by third-party collection agencies was $55.2 billion, with a net return of $44.9 billion. The Federal Reserve Bank of New York reports that as of 2015, nearly 14% of consumers in the U.S. have at least one account in third-party collection. "The likelihood of having an account in collection varies considerably across the credit score spectrum, with borrowers in the lower end of the credit score spectrum averaging 4 accounts in collection, and borrowers with credit scores above 700 averaging fewer than 1 account in collection," according to the report.

Debt collections, both as a whole and in terms of third-party debt collection services, play an important role in the availability of credit to consumers, who rely on credit for a variety of purchases from homes to vehicles, household appliances, and in the case of credit cards, sometimes everyday living expenses. The industry believes ..."*When an effective debt collection process is in place, lenders are more likely to extend credit to borrowers considered riskier (such as those with lower credit scores). Thanks to effective debt collection, the possibility of expected recoveries after a borrower defaults compensates to some degree for the borrower's greater likelihood of defaulting...*"ACA International, 2015 State of the Debt Collection Industry.


Industries with the Largest Consumer Debt

As mentioned, about 30 million people in the United States have at least one debt in collections, and nearly one in five (19.5%) credit reports contain one or more medical collections tradelines. Nearly one in four (24.5%) contain one or more non-medical collections tradelines. The statistics surrounding the prevalence of unpaid bills and amounts owed:

- Credit Card Debt: The average household in the U.S. has approximately $15,000 in credit card debt. In September 2017, 7 million credit cards originated, with an aggregate credit limit of $29.2 billion. This is a 15.5% decrease in year-over-year originations.
- Student Loans: Graduates in the U.S. today graduate with an average of $29,000 in student loan debt. In September 2017, 5 million student loans originated, with an aggregate volume of $19.8 billion, marking a 0.2% decrease in year-over-year originations.
- Medical Bills: More than 20% of U.S. households have unpaid medical debt. The average amount of a medical bill in collections is $579, with a median of $207.

- Mortgages: Average mortgage debt in the U.S. is about $150,000 per household. In September 2017, 719,782 mortgages originated, comprising $189 billion in mortgage lending volume. This is an 11.3% decrease in year-over-year mortgage loan originations.
- Auto Loans: In September 2017, 2 million auto loans originated, resulting in $49.7 billion in new loans, marking a 1.1% decrease in year-over-year originations.

Often, unforeseen changes in financial circumstances, such as the unexpected loss of a job, can suddenly leave families unable to pay those monthly bills, resulting in a default. If the consumer doesn't become current with a defaulted account or loan within a reasonable period of time, the account is often sent to collections. In the case of credit card debt, credit card companies often have their own in-house collections operations, and collections activities begin immediately following a missed payment.

Credit card debt isn't the only debt that results in collections activity. Student loans are another commonly defaulted loan, and with college graduates today graduating with an average of $29,000 in student loan debt, it's easy to see why.

The Federal Reserve Board releases periodic data on consumer debt in the U.S. According to the most recent data (October 2017), the major holders of outstanding consumer credit include:

- Depository Institutions: $1,563.9 billion
- Finance Companies: $525.5 billion
- Credit Unions: $420.2 billion
- Federal Government: $1,141.6 billion
- Non-Profit and Educational Institutions: $37.3 billion
- Nonfinancial Business: $43.1 billion
- Pools of Securitized Assets: $52.7 billion

Revolving credit comprises $977 billion of the total outstanding consumer credit as of October 2017, while non-revolving credit comprises $2,807.1 billion of the total. As of September 2017, according to the Federal Reserve Board's data, $1,486.2 billion of total outstanding consumer credit consists of student loans, while $1,108.1 billion is comprised of motor vehicle loans.

The Federal Reserve Bank of New York also compiles data surrounding consumer debt. The Federal Reserve Bank of New York's Center for Microeconomic Data released a Household Debt and Credit Report for the third quarter of 2017, finding that household debt has reached a new peak driven primarily by gains in mortgage, motor vehicle, and student loan debt, "rising $116 billion to reach $12.96 trillion, $280 billion above the previous 2008 third quarter high."

3. Auto Lending Practices Impact Delinquencies

Household debt overall has been on the rise since mid-2013. Growth in auto lending is a big contributor to this increase, as auto loan balances have been growing steadily for 26 consecutive quarters, attributed in part to record numbers of new auto loan originations. Following a dip in sales in the first half of 2017 after several years of growth, in September 2017, the automobile sector rebounded with the fastest rate of sales in 12 years, and sales in October 2017 remained strong, as well. By the end of October, 18 million vehicles had been sold and loan originations in Q3 were on par with these sales figures. Other trends in motor vehicle lending include:

- The number of subprime auto loan originations increased in 2016, despite rising delinquencies.
- There was a slower rise in auto loans to borrowers with lower credit scores in 2017 compared to 2016, although the number of loans to subprime borrowers continues to rise.
- Lending to borrowers with higher credit scores is growing at a similar pace compared to 2016.
- Historically, auto finance companies originate and hold more than 70% of subprime auto loans.
- The share of subprime loans originated by auto finance companies has doubled since 2011, now standing at more than $200 billion.
- The outstanding balances of bank auto loans, on the other hand, is comprised mostly of loans originated to borrowers with higher credit scores.
- Outstanding subprime auto loan debt (borrowers with credit scores of 620 or lower) is about $300 billion.
- The total outstanding subprime auto loan debt is rising steadily in dollar amount, but it has been comprising about 24% of total outstanding auto loan balances since 2011. So, while the total dollar value continues to rise, the portion of total auto loan debt made up of subprime loans has remained relatively steady for several years.

Given that the majority of auto loans to subprime lenders are originated by auto finance companies, it's not surprising to learn that the delinquency rate is rising more sharply among loans issued by auto finance companies compared to delinquency rates for loans issued by banks, which tend to lend to borrowers with higher credit scores. While the delinquency rate for bank auto loans has been improving since the financial crisis (around 20110, the delinquency rate for auto finance companies has been rising steadily since 2014, growing by more than two percentage points.

4. Medical Debt: The Leading Cause of Bankruptcy in the U.S.

The leading cause of bankruptcy in the U.S. isn't credit card debt, motor vehicle loans, or student loans – it's unpaid medical bills. A survey conducted in 2016 by the Kaiser Family Foundation and New York Times found that 20% of Americans with health insurance have difficulty paying their medical bills, while among those who are uninsured, 53% have serious financial challenges in trying to pay medical bills. Thirty-eight percent (38%) of those who have trouble paying medical bills increased their credit card debt as a result. Additionally, among those with health insurance who face difficulty paying their medical bills:

- 63% say they used up all or most of their savings to cover medical costs
- 77% delayed vacations or other major purchases
- 75% spent less on clothing, food, and other essentials
- 42% picked up more hours at their job or took on a second job
- 37% borrowed money from family or friends
- 14% changed their living situation
- 11% sought the aid of a charity

Among the uninsured, these percentages are typically as large or larger than the above. How much do these individuals typically owe?

- 31% say their medical bills totaled $5,000 or more
- 13% say they owed at least $10,000 in unpaid medical bills
- About 1 in 4 (26%) have less than $1,000 in unpaid medical bills that they have difficulty paying

About 60% of people who have difficulty covering unpaid medical bills say they've been contacted by a collection agency within the past year. A separate survey, conducted in 2015 by NPR, Robert Wood Johnson Foundation, and the Harvard T.H. Chan School of Public Health, found that 7% of respondents had declared bankruptcy within the previous two years as a result of their difficulty paying medical bills. Twenty percent (20%) took out a loan to cover medical bills that they'd have difficulty paying back, while 23% racked up additional credit card debt.

A poll conducted by the Kaiser Family Foundation in 2017 found that 45% of Americans would struggle to pay an unexpected medical bill of $500 or more. Nineteen percent (19%) of those said they wouldn't be able to pay an unexpected $500 medical bill at all, while 20% said they'd put it on a credit card that they'd be able to pay back over time.

Surprisingly, the <u>median amount of money owed</u> in accounts in collections is not in the thousands of dollars; it's $366. The average amount owed among accounts in collections is just $1,000. Among medical bills specifically, those figures are even smaller: the median amount of an unpaid medical bill collections tradeline is $207, with an average of $579.

5. Debt Collection Complaints

The Bureau of Consumer Financial Protection (BCFP) is the entity that manages debt collection complaints, recording complaints in a database. While the BCFP handles more than collection complaints, the data is extensive and can be helpful for collection companies. In 2018, ACA International compiled a report based on findings from the database. A few of the findings include:

- Debt collection practices accounted for more than 20% of their entire database of complaints.
- The complaints come from a very small (a fraction of a percent) number of customers in collections. Making it appear as though the majority of those with delinquent debt do not complain.
- Nearly all complaints were responded to "in a timely manner" by the collection company.
- Debt collection accounted for the second highest category for complaints in the BCFP.



2%    2%
3%    8%    9%

3%

10%    42%

21%

- Checking or savings account
- Credit card or prepaid card
- Credit reporting, credit repair services, or other personal consumer reports
- Debt collection
- Mortgage
- Money transfer, virtual currency, or money service
- Student loan
- Payday loan, title loan, or personal loan
- Vehicle loan or lease

Graphic via ACA International

# VI. Management & Organization

1. Biographies

Timothy D Murray, Chairman & CEO. Tim has a mission: "Help equip others with the tools they need to achieve their goals". A serial entrepreneur and "problem solver", Tim just completed a 16 month assignment as the "Guardian of the Checkbook" where Tim helped chronic pain management pioneer David M. Schultz, MD buy-back his medical clinic from a private equity firm, and led a financial and corporate culture turn-around that one local banker called "just remarkable" by focusing on improving *the billing and collections areas of the business. ($26M)* Tim has held the roles of Chairman, CEO, President, COO, and SVP Sales in 15 different companies, has launched nine (9) start-ups, and has consulted with CEOs and owners at 23 different companies. Tim has taught at Metro State University and The Opus School of Business at The University of St. Thomas; where he focuses on Emotional Intelligence (EQ) and FOCUSING ON THE CUSTOMER. Tim's passion for helping people extends into the non-profit world where he is a social entrepreneur and co-founded Trinity Sober Homes where they provide quality housing and Catholic faith-based counseling support to recovering alcoholics of all faiths. The homes provide a safe and dignified place to help older men in early recovery from alcoholism to heal to transform their lives through Spiritual Coaching and the popular 12 Step Program, with the ultimate goal of living sober and reconnecting with their families and communities. Tim has 3 children: Major Mike Murray, US Army, Kate Braun, Compliance Wells Fargo, and Deni Murray, Graduate Student in Environmental Science. He is also blessed with three grandchildren, with another expected mid-September.

Bradley Cohen, Head of Legacy Operations, Advisory Board Member. In this role, Brad will lead our Legacy team and provide the financial stability and self-funding cash to invest in the "CARROT" model. Brad has 17 years of experience in the debt collections industry, where he spent the first seven (7) years as a top collector, and the last 10 as owner of Springer Collections. During this period, Brad has distinguished himself as one of the top debt collectors in the country by using the "carrot" vs the "stick". His performance validates his approach. The industry considers a collector to be "good" when they can collect $40,000 or more per month of outstanding debt. Brad has averaged over $100,000 per month, and has recently had single day performance of $20,000+. Brad remains a competitor and has completed several marathons, extending his long-term approach to his athletic approach as indicated by setting (subsequently tied by others) as having started the most consecutive games as a left tackle at The University of St. Thomas football program. Brad has two children (11) and (9), and has a passion for helping other people.

Jay Tetzloff, Head of Analytics. In this role, Jay will use his extensive experience and expertise to build a world class technology platform as we "crack the code" on how to incent consumers to engage in the debt collections process. Jay is a seasoned technology program manager, leading teams of 5 to 104 people with budgets of $2M-$50M at companies like U.S. Bank, Ameriprise, Prudential, Cargill, Allianz Life, Thrivent Financial, Wells Fargo, etc. Jay is a gifted strategic thinker experienced in discerning process weaknesses and removing impediments to team performance. The biggest complaint about Jay is that he is tirelessly positive, amazingly diplomatic, and an Energizer-Bunny-like leader known to inspire and elicit peak performance from others. In this role, Jay will leverage his nationally recognized subject matter expertise in transaction monitoring, forensic accounting, compliance, reporting, and internal controls.

John Kauffman, Test Model Platform Lead. In this role, John will use his nationally recognized expertise for finding the "fastest path to consumers wallet". John started his marketing career as an agency account exec working on accounts like Harley Davidson during the time Harley was becoming the giant it is today. John leveraged that experience and eventually started Kauffman Stewart, now Minnesota's second largest marketing and advertising firm where he helped  launch new brands and mend the business models of companies such as Target Stores, Arctic Cat, and WAM!NET to name just a few. In this role, John will lead test model development and the go-to-market process to build out our consumer-centric model and create the incentives that actively engage consumers in managing their debt, while recruiting additional collection targets and resources through crowd sourcing and social media. Key metrics for success for will be combination of consumer ratings via an Amazon-like 5-star system and, most importantly, collection rates of 22% or greater.

2. Gaps
The Company plans to fill open positions in the Legacy business with additional experienced collectors with demonstrated track record of collecting more than $40,000 per month (average).

The Company also plans to prudently fill new positions in the Test Platform to test the "CARROT" based approach. These positions will eventually be automated and the positions eliminated as the Test Platform migrates to an electronic communications only approach. The Company plans to experiment with background such as:

- Experienced telephone crisis counselors to assist us in cracking the code of how to get inside the head of the consumer in the first 10-15 seconds of the phone call interaction
- Culturally sensitive and savvy staff to best match language, customs, terminology to diverse communities, such that when phone calling goes away, individuals who identify strongly with a certain identity, can see themselves in the electronic communications and will positively respond.

3. Advisors
   a. Attorney-Tom Fafinski, Virtus Law
   b. Accountant- Harvey Anderson, Brad Mayer, BGM Accounting
   c. Board of Directors – In development
   d. Advisory board:
      - Donovan Carston, Director of Optum Health Payments and Collections
      - Hendrie Grant, CEO & Owner of Prairie Capital
      - Joe Gagnon, Head of North American Sales, IBM Corporation (retired)
      - Jon Schwingler, Investment Banker and Consultant
      - Tom Slaird, Owner Fulcrum3
      - Harvey Anderson, Senior Creditor and Bookkeeper
   e. Consultants- Professor Chris Ellis- Leadership Development & Culture Management
   f. Banker- Drake Bank (possibly Highland Bank)

*Organization Chart*



Chairman & CEO
Head of Legacy Business
Head of Test Platform
Head of Analytics
Special Projects
Legacy Collectors
Springer Infrastructure
Outside Vendors
Test Staff
Technology Platform
Financial Modeling

# VII. Capitalization

1.  Stabilization Investment

    The company expects to invest approximately $50,000 in the next 12 months to stabilize the core (Legacy) business. High level uses of capital include:
    - Signing bonuses and ramp compensation to hire 2-3 experienced collectors ($25,000)
    - Incentive pay as stay bonuses to existing staff (provided financial targets are hit) ($25,000)

2.  Test Platform Investment

    The investment in the Test Platform will be largely staff and vendor investments, creating repeatable methodology and manual processes that, if successful, can be automated. Very little investment will be made in the first 12 months in automation since we expect significant amount of low cost "trial and error", seeking marketplace validation and traction:
    - Market research and data analysis developing a baseline for predictive analytics and big data
    - Efficient use of investor capital by hiring project/temp/1099 staff to test certain ideas
    - Cost effective use of outside vendors leveraging proven methods by proven online marketing firms, automation vendors, and phone scripting/testing firms
    - Creating press buzz by having consumer advocates "telling our story" as the future of debt collection industry
    - Create Consumer Advocate Advisory Board, seeking to gain the support of the most ardent critics of the current debt collections process/model/industry

# VIII. Financial Plan

Previous 10 year operating history plus projections based on legacy model and testing are attached as Exhibit A.